SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 4)*

NAME OF ISSUER:  FIND/SVP, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  317718302000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    December 2, 1996


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: ---. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

     The information required on the remainder of this cover shall not be deemed to, be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   317718302000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   973,400

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  973,400

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   973,400

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   14.92%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.  SECURITY AND ISSUER

     This Amendment No. 4 relates to the Schedule 13D filed on September 15, 1995 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of shares of common stock, par value $.0001 per share ("Shares") of FIND/SVP, Inc., a New York corporation ("FIND"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended by the addition of the following:

     Since the date of the last filing, Asset Value has acquired an additional 24,510 Shares at an aggregate purchase price of $64,353.01, including any brokerage commissions. Asset Value purchased the Shares with its cash reserves.

Item 4.  PURPOSE OF TRANSACTION

     Item 4 is hereby amended by the addition of the following:

     In this filing, Asset Value is reporting the sale of 31,600 Shares. Asset Value may in the future sell additional Shares or may puchase additional Shares depending on price, market conditions or other factors which Asset Value may deem relevant.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended to add the following:

     (a) As of the close of business on December 2, 1996, Asset Value beneficially owned 973,400 Shares, representing 14.92% of the 6,526,244 Shares reported as outstanding in FIND's Form 10-Q for the quarter ended September 30, 1996.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

     (c) Exhibit C annexed hereto sets forth all transactions in Shares effected by Asset Value in the sixty days preceding the date of this Statement and not previously reported, the dates of such transactions, and the per Share sales price. The transactions reported herein, unless otherwise indicated, were open market transactions effected in the over-the-counter market.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended to update the information provided as follows:

         Exhibit C -  Transactions in Shares effected in the past 60 days and not previously reported.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 2, 1996


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By:/s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Treasurer and Secretary

                                   EXHIBIT C




                                NUMBER OF               PRICE
  DATE                         SHARES SOLD            PER SHARE*
--------                     ----------------         ----------
12/02/96                       12,100                   $2.375
12/02/96                        9,500                    2.3125
12/02/96                       10,000                    2.25





*   Exclusive of brokerage commissions.

